Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Fully Diluted Shares Outstanding:	IMG IAG 151.7MM

88
FOR IMMEDIATE RELEASE: JANUARY 17, 2006	No. 01/06

MINERALIZATION CONTINUES WITH FINAL 2005 DRILL RESULTS AT QUIMSACOCHA

Toronto, Ontario, January 17, 2005- IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the results of an additional 37 diamond drill holes on its 100% owned Quimsacocha project in Ecuador. The Quimsacocha property is located 40 kilometres southwest of the city of Cuenca in southern Ecuador. These results are the final results from the 2005 drill program, which totaled 27,272 metres and confirm the continuation of mineralization to the south of the defined deposit.

Joe Conway, President and CEO of IAMGOLD, commented: “Results from Quimsacocha continue to be very encouraging. Strong mineralization exists for at least 500m beyond the initial 1 km resource area, which confirms that this resource will grow and we have not closed off the deposit in any direction. At 750m south of the existing resource, the mineralization still exists, albeit less intense, however, silver values are increasing.

We expect that the Quimsacocha deposit will grow significantly from the 3 million ounce gold resource announced in October as additional targets continue to be drilled.

The 2006 exploration budget for Quimsacocha will focus on further delineation of the deposit during the first half of the year. Additional targets will be tested during the second half of 2006. Exploration expenditure during the first six months will exceed $5 million, roughly equal to the entire 2005 budget.”

The 2006 drill program includes targets directly north of the resource within the north - south trend of mineralization and to the north east into the Las Costillas region. The increasing silver contents will be further investigated and infill drilling will continue. Metallurgical testing also continues with results expected later in the first quarter.

The significant results are shown in Table 1. The collar locations of the inclined drill holes can be found in Figure 1 and additional figures can be found at:

http//:www.iamgold.com/documents/PR1_Quimsacocharesults.pdf

Table 1
Significant Intersections from 2005 Drilling
At Quimsacocha as Reported on January 16, 2006
Hole	From	To	Length	Gold	Silver	Cu
	m	m	m	g/t	g/t	%
229*	140.2	167.7	27.6	4.5	21.6	0.1
including	147.0	152.3	5.3	15.2	50.1	0.2
	201.6	219.7	18.1	1.8	16.0	0.1
238*	138.0	178.6	40.6	2.9	22.8	0.1
	212.4	242.3	29.9	1.3	39.4	0.1
including	212.4	221.2	8.8	2.8	58.4	0.4
240	143.8	182.2	38.3	2.6	21.5	0.1
including	148.6	152.0	3.4	9.2	42.0	0.0
	220.2	225.2	5.0	3.5	78.8	0.3
241	146.6	183.2	36.6	0.9	27.9	0.0
including	180.0	183.2	3.2	0.4	112.5	0.0
including	146.6	154.0	7.4	1.5	17.5	0.0
242	99.7	183.6	84.0	2.1	12.3	0.1
including	146.0	173.0	27.0	3.1	18.0	0.1
	122.0	138.9	16.9	2.6	8.0	0.1
243	144.6	185.2	40.7	1.7	44.4	0.0
244	139.0	182.6	43.6	2.4	23.9	0.1
	170.5	182.6	12.1	4.1	59.7	0.3
245	165.1	192.32	27.22	1.4	162.2	0.2
including	187	192.32	5.32	3.8	566.0	0.6
246	146.5	181.3	34.8	2.8	72.4	0.1
including	169.4	175.7	6.3	5.2	148.0	0.3
including	152.9	157.1	4.3	3.1	21.5	0.1
248	10.8	18.3	7.5	2.0	2.8	0.0
249	138.2	177.5	39.4	1.2	19.8	0.1
	72.0	74.0	2.0	4.4	0.2	0.0
250	94.5	99.1	4.6	1.5	1.0	0.0
	127.6	164.5	36.8	2.3	14.1	0.1
Including	134.8	142.5	7.8	4.0	20.1	0.2
	173.7	175.3	1.6	5.5	45.5	0.2
251	151.6	186.0	34.5	1.0	70.4	0.0
Including	177.0	186.0	9.0	0.5	187.9	0.1
	97.4	99.5	2.1	1.6	1.0	0.0
252	162.2	193.0	30.8	1.6	212.9	0.0
Including	171.5	193.0	21.5	1.9	302.0	0.1
253	110.4	161.6	51.2	2.4	10.2	0.1
including	122.0	147.3	25.3	3.1	9.2	0.1
including	122.0	127.2	5.2	5.2	10.1	0.0
254	112.5	134.0	21.5	2.7	15.0	0.0

255	141.4	175.6	34.3	1.5	13.9	0.0
256	148.2	161.9	13.7	1.3	15.9	0.1
including	166.0	182.0	16.0	0.9	174.2	0.2
257	60.1	85.0	24.9	3.3	1.5	0.0
including	61.6	67.6	6.0	7.0	1.0	0.0
258	0.0	18.3	18.3	0.5	3.0	0.0
259	86.0	169.5	83.5	1.8	21.4	0.1
including	129.6	135.2	5.6	5.8	27.1	0.2
including	88.5	92.5	4.0	4.4	1.8	0.0
260	122.0	186.0	64.0	2.1	27.6	0.1
including	129.0	142.5	13.5	3.6	2.3	0.0
including	173.0	177.0	4.0	3.7	56.6	0.2
262	108.0	150.0	42.0	1.0	19.6	0.1
including	138.0	145.0	7.0	2.0	30.9	0.2
including	138.0	150.0	12.0	1.7	57.5	0.1
including	147.0	150.0	3.0	1.8	124.7	0.1
263	159.5	191.1	31.6	2.2	223.5	0.1
including	176.4	191.1	14.7	1.6	449.8	0.1
including	159.5	187.5	28.0	2.4	161.0	0.1
including	167.8	170.1	2.3	4.7	28.7	0.1
264	123.0	160.0	37.0	1.4	37.0	0.1
including	132.0	140.0	8.0	3.0	11.7	0.0
including	152.0	155.0	3.0	2.4	170.5	0.5
including	136.0	138.0	2.0	5.0	20.0	0.1
265	178.3	189.9	11.6	0.5	844.2	0.1
Including	182.0	184.4	2.4	0.2	3179.4	0.1
266	161.8	186.0	24.2	0.6	28.6	0.1
Including	181.0	186.0	5.0	0.5	74.8	0.1
267	146.4	209.2	62.8	0.5	89.2	0.1
Including	168.0	209.2	41.2	0.6	135.2	0.1
Including	186.0	205.7	19.7	0.5	237.9	0.0
Including	205.1	208.3	3.3	0.9	57.9	0.1
268	153.0	185.7	32.7	1.3	37.1	0.1
including	176.0	177.9	1.8	5.9	281.1	0.3
including	153.0	155.0	2.0	4.4	16.0	0.0
including	157.0	161.6	4.6	1.3	11.8	0.0
including	173.0	185.7	12.7	1.6	82.5	0.1
269	168.5	187.0	18.5	0.6	519.5	0.1
Including	174.0	185.9	11.9	0.8	803.0	0.2
Including	174.0	178.0	4.0	1.3	895.5	0.3
271	149.8	198.1	48.4	1.2	23.2	0.0
Including	158.0	173.6	15.6	1.7	22.6	0.0
Including	194.4	198.1	3.7	1.4	32.1	0.1
Including	181.0	182.0	1.0	3.9	52.2	0.0

272	168.3	171.7	3.4	0.4	24.3	0.0
273	129.0	175.0	46.0	1.9	12.1	0.1
Including	134.1	139.0	4.9	4.1	1.3	0.0
Including	147.8	155.0	7.2	2.9	3.3	0.1
274	171.6	183.3	11.7	2.4	33.5	0.1
including	173.0	182.4	9.3	2.8	38.2	0.1
275	131.0	149.0	18.0	0.5	8.1	0.0
Including	131.0	137.0	6.0	4.9	3.6	0.0
Including	142.0	144.0	2.0	4.1	15.3	0.0
276	124.0	161.3	37.3	1.9	4.5	0.0
Including	124.0	138.0	14.0	2.4	4.4	0.0
Including	150.0	161.3	11.3	2.3	7.2	0.1

* - includes some previously released results.
Holes 247, 261, 270 showed no mineralization.

Qualified Person/Quality Control Notes

Analyses of gold in drill core samples were carried out by fire assay at the laboratory of BSI in Lima, Peru and copper and silver analyses were carried out by the same laboratory.

The “Qualified Person” reviewing the work at Quimsacocha is John McCombe, P. Eng., Vice-President Operations at IAMGOLD, who as a result of his education, affiliation with a professional association and past relevant work experience, fulfills the requirements to be a “Qualified Person” for the purposes of NI43-101.

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

John McCombe		Lisa Doddridge
Vice President Operations		Manager, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4750	Toll-free: 1 888 IMG-9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Figure1: QUIMSACOCHA ORE BODY PLAN VIEW OF DRILL HOLES

(Holes are inclined; hole collars are shown)

Current release
Previously released
N
SECTION Figure 2
SECTION Figure 3
SECTION Figure 4
SECTION Figure 5
RIO FALSO ZONE
AGUARONGOS ZONE
0
250
500 m